EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,		Six Months Ended June 30,
(dollars in millions)	2010	2009	2010	2009
Earnings before income taxes	$1,782	$1,301	$3,673	$2,838
Fixed charges	141	161	288	316

Total earnings available for fixed charges	$1,923	$1,462	$3,961	$3,154

Fixed Charges:
Interest expense	$119	$139	$244	$270
Interest component of rental payments	22	22	44	46

Total fixed charges	$141	$161	$288	$316

Ratio of earnings to fixed charges	13.6	9.1	13.8	10.0

The ratio of earnings to fixed charges is computed by dividing total earnings available for fixed charges by the fixed charges. For purposes of computing this ratio, fixed charges consist of interest expense plus the interest factor in rental expense.